GRUPO MODELO, S.A.B. DE C.V.

RECEIVED
2007 SEP 17 A 9:54

07026577

September 05, 2007

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Grupo Modelo S.A.B. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A.B. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A.B. de C.V.

Name: Margarita Hugues Vélez
Title: General Counsel

PROCESSED
SEP 21 2007
THOMSON
FINANCIAL

dlw 9/18

JAVIER BARROS SIERRA NO. 555 * PISO 6 * COLONIA SANTA FÉ. * 01210 MÉXICO, D. F
TEL.: 22-66-00-00 FAX: 22-66-42-92 Y 22-66-00-00 www.gmodelo.com.mx

Enclosure[s] :

Summary of the decisions taken at the General Extraordinary and Ordinary Shareholders' Meeting held on September 3, 2007, as filed with the *Bolsa Mexicana de Valores, S.A. de C.V.* (the Mexican Stock Exchange or "MSE") and the *Comisión Nacional Bancaria y de Valores* (the CNBV") on September 4, 2007........................................................................................... ... **A**

Current by laws of the Company, including the incorporation of article seven bis, approved by the General Extraordinary and Ordinary Shareholders' Meeting held on September 3, 2007, as filed with the MSE and the CNBV on September 5, 2007........................................................................................................ ... **B**

Notice to shareholders regarding the creation of a stock purchase plan for senior executives, as filed with the MSE on September 3, 2007...................................... ... **C**

# SUMMARY OF THE DECISIONS TAKEN AT THE GENERAL EXTRAORDINARY AND ORDINARY SHAREHOLDERS MEETING OF GRUPO MODELO, S.A.B. DE C.V. HELD ON SEPTEMBER 3, 2007.

## AGENDA

### EXTRAORDINARY MEETING

I. Proposal and, as the case may be, approval of the addition of a new article seven bis to the corporate bylaws of the Company, in order to establish an obligation on the shareholders not to compete in the business of the production, distribution or wholesale sale of beer in the territory of the United Mexican States, in the understanding that this provision would not be applicable to the holders of Series "C" shares of the Company, which are those quoted on the securities market. Resolutions in that regard.

### ORDINARY MEETING

II. Proposal and, as the case may be, approval of a stock purchase plan for executives of the Company, in accordance with the second paragraph of section I of article 367 of the Securities Market Law. Resolutions in that regard.

III. Appointment of delegates to carry out the resolutions adopted in this Extraordinary and Ordinary Meeting and, if necessary, to formalize them accordingly.

### EXTRAORDINARY MEETING

**"1.-** It is resolved to add a new article seven bis to the bylaws of the Company, so that as of the date of this meeting it forms part of the corporate bylaws with the following drafting:

***"ARTICLE SEVEN BIS.***

*The direct and indirect holders of Series "A" shares may only participate through the Company or its subsidiaries in the production, distribution or wholesale sale of beer in the territory of the United Mexican States (hereinafter the "Beer Business"). For purposes of the above, indirect holding of Series "A" shares shall be understood as the shareholdings resulting from participation in other companies, trusts or in any other individuals or entities that are in turn direct or indirect holders of such Series "A" shares, including through pyramid schemes. Therefore, except as stipulated in the first sentence of this paragraph, the holders of Series "A" shares, directly or indirectly through other companies, trusts or individuals or entities, shall not participate in any capacity in the Beer Business, including without limitation, as partners, associates, shareholders, beneficiaries, trust beneficiaries, investors, lenders, advisors, consultants, officers, board members or employees of any other individual or entity other than the Company and its subsidiaries involved in the Beer Business.*

*The direct and indirect holders of Series "A" shares that breach this obligation shall indemnify the Company for the respective damages and losses, which in no case may be less than the market value of the participation or economic interest of any nature they had in the entity or individual involved in the Beer Business other than the Company and its subsidiaries.*

*The obligation contained in the above two paragraphs only applies to direct and indirect holders of series "A" shares of this Company. Nevertheless, it will not be considered that such direct and indirect holders of Series "A" shares have breached this obligation in the event they acquire title to shares or partnership*

*interests of companies of any nationality that are direct or indirect holders of the majority of the Series "B" shares. Furthermore, the obligation contained in this article seven bis will not apply to the mentioned companies that are direct or indirect title holders of the majority of the Series "B" shares, in the event that they acquire title to Series "A" shares.*

*As a sole exception to the provisions of these corporate bylaws, in order for a general extraordinary shareholders meeting called exclusively to entirely cancel the provisions of this article seven bis to be considered legally convened, 75% (seventy-five percent) of the voting shares corresponding to the Series "A" and "B" shares must be present on the first call. On a second or subsequent call, the attendance of only 51% (fifty-one percent) of such voting shares will be required. For an extraordinary shareholders meeting duly convened according to the above to validly adopt a resolution canceling this article seven bis, on either the first or a subsequent call, the favorable vote of shares representing at least 51% of the total shares with voting rights will be required."*

**ORDINARY MEETING**

"**2.-** The stock purchase plan for executives of the Company is approved, pursuant to the terms of and for all effects set forth in section I of article 367 of the Securities Market Law. Attach a copy of such plan to the file of these minutes."

"**3.-** Carlos Fernández González, Almudena Ariza García and Margarita Hugues Vélez are appointed as Special Delegates, so that any of them individually may, as necessary: a) appear before the Notary Public of their choice to formalize the minutes of this meeting in whole or in part; b) register, personally or through the person they designate, the corresponding notarial transcript in the Commerce Section of the Public Registry of Property and Commerce; and, c) issue the certification of these minutes or any part thereof as necessary."

**CORPORATE BY-LAWS OF GRUPO MODELO, S.A.B. DE C.V.**

**CHAPTER I**
**NAME, PURPOSE, DURATION, DOMICILE AND NATIONALITY**

**ARTICLE ONE.** The name of the Company is "GRUPO MODELO", and it shall be followed by the words "SOCIEDAD ANÓNIMA BURSÁTIL DE CAPITAL VARIABLE", or its abbreviation "S.A.B. DE C.V."

**ARTICLE TWO.** The corporate purpose will be:

**I.** To promote, incorporate, organize, exploit, acquire and participate in the corporate stock and/or patrimony of all kinds of commercial or civil companies, associations or enterprises, whether industrial, commercial, service or of any other nature, both national and foreign, as well as to participate in their management or liquidation.

**II.** To acquire, under any legal title, shares, interests, participations or partnership interests of any kind of commercial or civil companies, whether participating in their incorporation or by means of subsequent acquisitions, as well as to alienate, dispose of and negotiate said shares, interests, participations or partnership interests, including any other securities.

**III.** To receive from other companies and persons, and to provide to other companies and persons, any services that are necessary to fulfill its corporate ends and purposes, such as legal, administrative, financial, treasury, audit, marketing and accounting services, preparation of programs and manuals, analysis of operating results, evaluation of information regarding productivity and possible financing, preparation of studies concerning availability of capital, technical assistance, advice, consulting, among others.

**IV.** To obtain, acquire, develop, improve, use, grant and receive licenses or dispose of, under any legal title, all kinds of patents, marks, utility models, industrial designs, industrial secrets, certificates of invention, publicity and trade names, and any other industrial property rights, as well as copyrights, whether in Mexico or abroad.

**V.** To obtain all types of financing, loans or credits, issue securities, bonds and commercial paper, with or without the granting of a real guaranty by pledge, mortgage, trust or under any other legal title;

**VI.** To grant any kind of financing or loan to persons or entities, commercial or civil, enterprises and institutions, with which the Company has business relations or in which the Company owns equity, with or without receiving real guarantees, provided such transactions are permitted by the applicable legislation.

**VII.** To grant all kinds of guarantees, whether real, personal or as surety, of obligations or credit instruments for persons, companies, associations and institutions in which the Company has an interest or participation, or with which the Company has business relations, establishing itself as guarantor, underwriter and/or surety of such persons.

**VIII.** To subscribe, draw, issue, accept, endorse and guarantee all types of credit instruments.

**IX.** To perform, supervise or contract for, for its own account or that of third parties, any kind of constructions, buildings or facilities for offices or establishments of any kind.

**X.** To carry out, for its own account or that of third parties, training and development programs, as well as research work.

**XI.** To give or receive in lease or in commodatum, as well as to acquire, possess, exchange, alienate, transmit, dispose of or encumber, the ownership or possession of all types of personal and real property, including any real or personal rights therein, that may be necessary or appropriate for its corporate purposes or for the operations or corporate purposes of the commercial or civil companies, associations and institutions in which the Company has an interest or participation of any kind.

**XII.** To act as commission agent, middleman, representative, or intermediary of any person or company.

**XIII.** The production, transformation, adaptation, marketing, importation, exportation, purchase-sale or disposition, under any legal title, of machinery, spare parts, materials, raw materials, industrial products, goods and merchandise of all kinds.

**XIV.** In general to perform all related, accessory or incidental acts and transactions that may be necessary or appropriate to achieve the aforesaid purpose and to enter into all kinds of contracts and agreements with third persons, including with shareholders of the Company, in which rights and obligations of the Company and the counterparties are established.

**ARTICLE THREE.** The duration of the Company is indefinite.

**ARTICLE FOUR.** The corporate domicile of the Company is the City of Mexico, Federal District. The Company may establish branches, offices or any other kind of establishment elsewhere in Mexico or abroad, as well as subject itself contractually by any act, contract or agreement to the application of foreign laws or of the laws of any state of the Mexican Republic and to their respective jurisdictions, or to contractual domiciles for the purpose of receiving all kinds of judicial or extrajudicial notices or summons or for any other purpose.

**ARTICLE FIVE.** The Company is of Mexican nationality. The foreign shareholders of the Company, whether present or future, formally obligate themselves before the Ministry of Foreign Affairs to be considered as nationals with respect to the shares of the Company that they may acquire or own, as well as regarding the assets, rights, concessions, participations or interests owned by the Company; as well as with respect to the rights and obligations derived from agreements to which the Company is a party with Mexican authorities. Similarly, the present or future foreign shareholders of the Company obligate themselves not to invoke the protection of their Governments, under the penalty, otherwise, of losing the corporate participations that they have acquired in favor of the Nation.

## CHAPTER II
## CORPORATE CAPITAL AND SHARES

**ARTICLE SIX.** The corporate capital is variable. The fixed minimum part of the corporate capital is $785,996,841.76 M.N. (SEVEN HUNDRED EIGHTY FIVE MILLION NINE HUNDRED NINETY SIX THOUSAND EIGHT HUNDRED FORTY ONE PESOS 76/100 MEX. CUR.), represented by 1,459,389,728 (ONE BILLION FOUR HUNDRED FIFTY-NINE MILLION THREE HUNDRED EIGHTY-NINE THOUSAND SEVEN HUNDRED TWENTY-EIGHT) common shares with voting rights, nominative, without indication of par value, fully subscribed and paid in, which will correspond to Series "A" of Class I of shares representative of the fixed minimum part of the corporate capital.

The variable part of the corporate capital will be represented by nominative shares, without par value, which will correspond to the Class II shares representative of the variable part of the corporate capital. The variable part of the capital may be represented by Series "A", "B" and "C" shares of Class II, which will have the characteristics indicated in Article Seven below and the issuance of which will be subject to the limits and proportions that the Series of shares must have with respect to the total corporate capital which are also indicated in Article Seven below.

**ARTICLE SEVEN.** The series of shares representing the fixed minimum part and the variable part of the corporate capital will be subject to the following provisions:

a) Series "A" will consist of common shares, with voting rights, which may correspond both to Class I and to Class II, which must represent at all times at least 56.10% (Fifty six percent and ten hundredths of one percent) of the total of the shares with voting rights into which the corporate capital is divided, whether the corporate capital is comprised solely of shares of the fixed minimum part of the corporate capital or of shares of both the fixed minimum part and the variable part of the corporate capital. The shares of Series "A" will be of free subscription, and therefore may be acquired or subscribed by Mexicans and/or foreigners.

b) Series "B" will consist of common shares, with voting rights, of Class II representative of the variable part of the corporate capital, which at no time may represent more than 43.90% (Forty three percent and ninety hundredths of one percent) of the total shares with voting right into which the corporate capital is divided. Series "B" shares will be of free subscription, for which reason they may be acquired or subscribed by Mexicans and/or foreigners.

c) Series "C" will consist of shares without voting rights of Class II, representative of the variable part of the corporate capital, which at no time may represent more than 20% (Twenty percent) of the total of the shares into which the corporate capital is divided. Series "C" shares will be of free subscription, for which reason they may be subscribed or acquired by Mexicans and/or foreigners.

In the event of issuances of securities to be deposited with any institution for the deposit of securities, the Company may issue to such institution multiple or a single certificate(s) representing part or all of the securities subject to the issuance and deposit, such certificates may be issued without coupons pursuant to the applicable regulations.

**ARTICLE SEVEN BIS.**

The direct and indirect holders of Series "A" shares may only participate through the Company or its subsidiaries in the production, distribution or wholesale sale of beer in the territory of the United Mexican States, (hereinafter the "Beer Business"). For purposes of the above, indirect holding of Series "A" shares shall be understood as the shareholdings resulting from participation in other companies, trusts or in any other individuals or entities that are in turn direct or indirect holders of such Series "A" shares, including through pyramid schemes. Therefore, except as stipulated in the first sentence of this paragraph, the holders of Series "A" shares, directly or indirectly through other companies, trusts or individuals or entities, shall not participate in any capacity in the Beer Business, including without limitation, as partners, associates, shareholders, beneficiaries, trust beneficiaries, investors, lenders, advisors, consultants, officers, board members or employees of any other individual or entity other than the Company and its subsidiaries involved in the Beer Business.

The direct and indirect holders of Series "A" shares that breach this obligation shall indemnify the Company for the respective damages and losses, which in no case may be less than the market value of the participation or economic interest of any nature they had in the entity or individual involved in the Beer Business other than the Company and its subsidiaries.

The obligation contained in the above two paragraphs only applies to direct and indirect holders of series "A" shares of this Company. Nevertheless, it will not be considered that such direct and indirect holders of Series "A" shares have breached this obligation in the event they acquire title to shares or partnership interests of companies of any nationality that are direct or indirect holders of the majority of the Series "B" shares. Furthermore, the obligation contained in this article Seven Bis will not apply to the mentioned companies that are direct or indirect title holders of the majority of the Series "B" shares, in the event that they acquire title to Series "A" shares.

As a sole exception to the provisions of these corporate bylaws, in order for a general extraordinary shareholders meeting called exclusively to entirely cancel the provisions of this article seven bis to be considered legally convened, 75% (seventy-five percent) of the voting shares corresponding to the Series "A" and "B" shares must be present on the first call. On a second or subsequent call, the attendance of only 51% (fifty-one percent) of such voting shares will be required. For an extraordinary shareholders meeting duly convened according to the above to validly adopt a resolution cancelling this article seven bis, on either the first or a subsequent call, the favorable vote of shares representing at least 51% of the total shares with voting rights will be required.

**ARTICLE EIGHT.** The Company may issue unsubscribed Series "A", "B" and "C" treasury shares corresponding to Class I and Class II shares representing the fixed minimum and variable parts of the capital stock, respectively, pursuant to the terms of the applicable legal provisions.

**ARTICLE NINE.** Within its respective series, each share will confer equal rights and obligations to their holders. Each common Series "A" and "B" share will confer the right to one vote in the general shareholders meeting. The Series "C" shares will not have a vote in the general shareholders meeting, and therefore they will not be counted for purposes of determining the attendance and voting quorums therein.

**ARTICLE TEN.** The nonvoting Series "C" shares will confer the same patrimonial or pecuniary rights that correspond to the common or ordinary Series "A" and "B" shares. Therefore, without any limitation, all the paid-up Series "A", "B" and "C" shares of the corporate capital will participate equally in any dividend, reimbursement for capital reduction or liquidation, redemption with distributable earnings or any other distribution.

**ARTICLE ELEVEN.** Pursuant to the applicable legal provisions, the Company may acquire stock representing its corporate capital.

**ARTICLE TWELVE.** The Company will maintain a Share Registry Book according to the applicable legal provisions. Said book may be maintained by the Secretary or Assistant Secretary of the Company's Board of Directors, by any stock deposit or credit institution, or by the person selected by resolution of the Board of Directors, who will act on behalf of the Company as registration agent.

The Company will only recognize as a legitimate holder of shares that person who is registered as a shareholder in the Share Registry Book pursuant to the terms of the applicable law.

**ARTICLE THIRTEEN.** The companies controlled by the Company shall not directly or indirectly acquire shares representing the corporate capital of the Company or titles of credit representing such shares, unless such acquisitions are made through Investment Companies.

## CHAPTER III
## INCREASES AND DECREASES IN CAPITAL AND SHARE REDEMPTION

**ARTICLE FOURTEEN.** Increases in the minimum fixed portion, without right of withdrawal, of the Company's corporate capital will be made by resolution of the extraordinary general shareholders meeting, and will require as a consequence the amendment of Article Six of these by-laws. Except in the case of the capital increases referred to in article 56 of the Securities Market Law that will not

require the approval of the shareholders meeting and except in the case of capital increases to be carried out for the issuance of treasury shares for their sale in public offers in accordance with article 53 of the Securities Market Law, increases in the variable part of the corporate capital of the Company will be made by resolution of the ordinary general shareholders meeting pursuant to Article Twenty Six of these by-laws. The minutes containing the resolutions of capital increase will in all instances be notarized before a Public Notary, without the need, in the case of increases in the variable part of the corporate capital, to amend the by-laws, or to register the corresponding deed of notarization in the Public Registry of Commerce. Upon adopting the respective resolutions, the shareholders meeting that establishes the increase or, if omitted or delegated by the meeting to the Board of Directors, the Board will establish the terms and bases under which the capital increase will be carried out.

The capital increases to be carried out for the issuance of treasury shares in accordance with Article 53 of the Securities Market Law, will be subject to the following rules: (a) the general extraordinary shareholders meeting shall approve the maximum amount of the capital increase and the terms and conditions under which the corresponding shares will be issued; (b) such shares shall be registered in the National Securities Registry and be sold in a public offer; (c) when the authorized capital represented by shares issued and not subscribed is announced, the current subscribed and paid capital of the company shall also be announced. The preferential subscription right referred to in Article 132 of the General Law of Mercantile Corporations, will not be applicable in relation to capital increases through public offers.

Shares that are issued from the variable part of the corporate capital or from the minimum fixed part of the corporate capital that, by resolution of the meeting that provides for their issuance, will be deposited in the Company's treasury to be delivered as they are subscribed, may be offered for subscription and payment by the Board of Directors, subject if applicable to the procedures determined by the shareholders meeting and the provisions of this Article. Whenever shares deposited in the Company's treasury are to be offered for subscription, the Company's shareholders must be granted the right of first refusal referred to in the following paragraph of this Article, except for the cases of exception established in these by-laws and the applicable laws.

Increases in capital may be made in any of the cases referred to in Article 116 of the General Law of Mercantile Corporations, by payment in cash or in kind, or by means of the capitalization of debts or liabilities of the Company. Since the share certificates do not state nominal value, it will not be necessary to issue new shares in cases of increases in capital as a result of the capitalization of share premiums, of retained earnings or of valuation or revaluation reserves. In capital increases by means of payment in cash or in kind, or by means of the capitalization of the debts or liabilities of the Company, the shareholders will have preference to subscribe the new shares that are issued to represent the capital increase, in proportion to the number of shares they own, during a term of fifteen calendar days counted from the date of publication of the corresponding notice in the Official Federal Gazette. The shareholders meeting which decrees the capital increase may resolve to grant the shareholders a period longer than fifteen calendar days to exercise their right of first refusal.

All increases of corporate capital must be decreed and carried out by means of the issuance and subscription of the number of shares that may be necessary of Series "A", "B" and "C" of the corporate capital, in such a manner that the percentage of the corporate capital which each series represents prior to the capital increase is not modified. The right of first refusal referred to in this Article will be exercisable by the shareholders to subscribe only the newly issued shares that correspond to the same series of shares they owned prior to exercising their right of first refusal.

Every increase in capital by means of capitalization of share premiums, of retained earnings or of valuation or revaluation reserves, must be carried out proportionally in each one of the series of shares comprising the corporate capital, as well as in those cases in which a reduction or increase in the theoretical nominal value of the shares is resolved upon for the exclusive purpose of increasing or reducing the number of outstanding shares which do not involve an increase or

reduction of the corporate capital, in such manner that in any of said cases the percentage of the corporate capital represented by each series of shares is not altered; it being understood that it will not be necessary to issue new share certificates in the cases of capital increases by means of capitalization of the items mentioned, by virtue of the fact that the latter do not express any nominal value.

If shares are not subscribed after the expiration of the term during which the shareholders had the right to exercise the preference granted to them in this Article, the shares in question may be offered to third persons for subscription and payment pursuant to the terms and time periods provided by the same meeting that declared the capital increase, or pursuant to the terms and time periods provided by the Board of Directors if the meeting did not determine them, it being understood that the price at which the shares are offered for subscription to third parties may not be less than that offered to the Company's shareholders in exercising their preference.

New shares may not be issued until the preceding ones, that have been subscribed, have been fully paid.

The Company may acquire its own shares pursuant to the provisions of Article 56 of the Securities Market Law and its regulations.

All increases in capital must be inscribed in a Capital Variations Registry Book maintained by the Company for such purpose.

**ARTICLE FIFTEEN.** Except in the case of the capital decreases referred to in article 56 of the Securities Market Law that will not require the approval of the shareholders meeting, the corporate capital may be decreased by means of a resolution of the general shareholders meeting in accordance with the rules contemplated in this Article. The decreases in the fixed minimum part of the capital will require a resolution of the general extraordinary shareholders meeting and the corresponding amendment of Article Six of these by-laws, in which case the provisions of Article 9 of the General Law of Mercantile Corporations must be complied with, unless the reduction of corporate capital is done solely to absorb losses. Reductions exclusively of the variable part of the corporate capital will be carried out by means of a resolution of the ordinary general shareholders meeting, with the only formality being that the corresponding minutes must be notarized before a Notary Public, without the need to inscribe the respective document in the Public Registry of Commerce.

The minutes containing the resolutions to decrease the capital stock shall always be notarized before a Notary Public.

Reductions of capital may be carried out to absorb losses, to reimburse the shareholders for their contributions or to release them from unpaid stock subscriptions.

Reductions of capital to absorb losses or by means of reimbursement to the shareholders will be carried out proportionally on the fixed minimum part and variable part of the capital, with the purpose of maintaining equality among the shareholders, without it being necessary to cancel share certificates since the latter do not state nominal value. Nevertheless, if the shareholders meeting so resolves, in cases of reduction of the corporate capital by means of reimbursement to the shareholders the designation of the shares to be cancelled may be carried out by means of a lottery before a notary public or broker, it being understood that said lottery must always be carried out separately for each one of the series of shares which comprise the corporate capital, in such a way that shares from all the series are cancelled in a proportional manner, so that after the reduction of capital the latter represent the same percentage of the total capital that they represented prior to the reduction of capital.

No resolution of the shareholders meeting will be required in cases of reduction of corporate capital as a result of exercise of the right of separation set forth in Article 206 of the General Law of Mercantile Corporations pursuant to the terms thereof. If the separation right referenced in this paragraph is exercised with respect to shares representing the fixed minimum part of the corporate capital, the Board of Directors must comply with the provisions of Article 9 of the referenced law, by publishing the notifications indicated therein; it being understood that the reduction of capital will take effect five days after the last publication if there is no creditor opposition, or when the opposition presented is declared groundless. Payment of the reimbursement will be due beginning on the date on which the separation takes effect and the Board of Directors must call an extraordinary general shareholders meeting, within the 15 days following the date on which the separation took effect, in order for said corporate body to take note of the reduction in the fixed minimum part of the capital which has resulted from the separation and approve the necessary amendment to Article Six of these by-laws.

In no event may the corporate capital be reduced to less than the legal minimum.

All decreases of the corporate capital must be registered in the Capital Variations Registry Book which the Company will maintain for that purpose.

**ARTICLE SIXTEEN.** The Company may redeem shares with distributable profits without decreasing the corporate capital. The extraordinary general shareholders meeting that resolves upon the redemption, in addition to complying with the applicable provisions of Article 136 of the General Law of Mercantile Corporations, will comply with the following particular rules:

a) The meeting may resolve to redeem shares proportionally to all shareholders, in such form that after the redemption the latter will represent the same percentages of shares with respect to the total corporate capital that they represented before the redemption, without it being necessary to designate the shares to be redeemed by means of a lottery, even though the meeting may have fixed a determined price.

b) If the meeting resolves that the redemption of shares will be carried out by means of their acquisition on a stock exchange, the shareholders meeting or, if applicable, the Board of Directors, will approve the system for the withdrawal of shares, the number of shares to be redeemed and the person who will act as purchasing intermediary or broker on the stock exchange.

c) Except as provided in paragraph a) above, if the meeting has fixed a determined price for the redemption, the shares to be redeemed will always be designated by lottery before a notary public or broker, it being understood that said lottery must always be carried out separately for each one of the series which compromise the corporate capital, in such manner that shares of all of the series are redeemed proportionally, so that the latter after the redemption represent the same percentage of the total corporate capital that they represented before the redemption. The certificates of the redeemed shares in the cases referred to in this paragraph c) will be cancelled.

**ARTICLE SEVENTEEN.** The definitive and provisional share certificates may cover one or more shares and will contain the statements referred to in Article 125 of the General Law of Mercantile Corporations and any other statements which may be required by the applicable legal provisions; an indication of the series and class to which they correspond and will have inserted the full text of Article Five of these by-laws. The definitive and provisional share certificates will be signed by two proprietary members of the Board of Directors.

The signatures of the administrators authorized to sign the definitive or provisional share certificates may be handwritten or printed in facsimile, on the condition that, in the latter case, the original of the respective signatures be deposited with the Public Registry of Commerce of the corporate domicile.

The definitive certificates must have attached to them the numbered nominative coupons determined by the Board of Directors to cover the payment of dividends or the exercise of other rights, as determined by the meeting or by the Board of Directors.

## CHAPTER IV
## SHAREHOLDERS MEETING

**ARTICLE EIGHTEEN.** The general shareholders meetings will be extraordinary and ordinary. All other meetings will be special. Extraordinary general shareholders meetings will be those called to consider any of the matters referred to in sections I to XI of Article 182 of the General Law of Mercantile Corporations, as well as those called to consider any other matter that pursuant to the Law needs a special quorum. All other general meetings will be ordinary. Special meetings will be those held to consider matters which may affect the rights of a single series of shares.

**ARTICLE NINETEEN.** The calls for the shareholders meetings shall be made by the Board of Directors, by the Audit Committee or by the Corporate Practices Committee, in the cases they consider it appropriate or in the cases they must do so pursuant to the terms of the applicable legal provisions. In all cases the shareholders who own at least ten percent of the corporate capital fully represented by shares with voting rights, may request in writing, at any time, that the Board of Directors or the mentioned Committee calls a shareholders meeting to discuss the matters specified in their request. If the call is not made within the fifteen days following the date of the request, the judicial authority of the Company's domicile will make it upon the request of the interested persons who represent at least ten percent of the referenced participation, who must show their share certificates for such purpose.

Every shareholder that owns a single share of any of the series into which the corporate capital is divided, may request that an ordinary shareholders meeting be called in the cases contemplated in Article 185 of the General Law of Mercantile Corporations.

**ARTICLE TWENTY.** Calls for meetings must be published in the Business section of the newspaper Reforma and in another newspaper of major circulation in the corporate domicile, at least fifteen calendar days prior to the date fixed for the meeting. Calls will contain the Agenda and must be signed by the person or persons who make them, it being understood that if they are made by the Board of Directors, the Audit Committee or the Corporate Practices Committee, the signature of the President, Secretary or Assistant Secretary of the applicable body, or of the delegate designated for such purpose, will suffice. Meetings may be held without previous call if all the shares of the corporate capital with voting rights are represented.

**ARTICLE TWENTY ONE.** Only the shareholders who are inscribed in the Stock Registry maintained by the Company as owners of one or more shares with voting rights will be admitted to the shareholders meetings, and the corresponding admission card will be granted to them. The Registry for all purposes will be closed three days prior to the date fixed for holding the meeting.

In order to attend meetings the shareholders must show the corresponding admission card, which will be issued only upon the request of the shareholders presented at least 24 hours prior to the hour indicated for holding the meeting, together with evidence of deposit with the Secretary of the Company of the corresponding provisional or definitive shares certificates, or of the certificates or evidence of deposit of said shares issued by any institution for the deposit of securities or by a credit institution, national or foreign. Without prejudice to the above, article 293 of the Securities Market Law shall be observed, according to which the person presiding over the meeting must adjust the share registry book and grant the right to participate in the corresponding meeting to the persons who have the certifications referred to in article 290 of such law regarding the holding of shares with voting rights in the meeting involved. The shares deposited in order to have the right to attend meetings will be returned to their owners after the latter are held.

**ARTICLE TWENTY TWO.** The shareholders may be represented in the meetings by the person or persons they designate in accordance with the provisions of the General Law of Mercantile Corporations and the Securities Market Law. The members of the Board of Directors may not represent shareholders in any meeting, nor may they vote the shares they hold in deliberations related to their responsibility, or in those related to the approval of the reports referred to in article 172 of the General Law of Mercantile Corporations, with the exception referred to in its last paragraph, in accordance with Article 41 of the Securities Market Law.

**ARTICLE TWENTY THREE.** The minutes of meetings will be entered in a minutes book which the Company will maintain for the purpose and will be signed by the persons acting as President and Secretary of the meeting.

**ARTICLE TWENTY FOUR.** The voting in all the shareholders meetings will be by hand, unless the meeting resolves by the majority of the votes present that the counting of the votes issued will be made by voting card.

**ARTICLE TWENTY FIVE.** Ordinary general shareholders meetings will be held at least once a year within the four months following the close of each fiscal year and the Board of Directors will present for its consideration the reports, opinions and other points referred to in the applicable legal provisions.

Extraordinary general meetings will be held provided that it is necessary to address any matter within their competence.

Special meetings of any of the series of shares into which the corporate capital is divided will be held in the cases contemplated in Article 195 of the General Law of Mercantile Corporations.

**ARTICLE TWENTY SIX.** In order for an ordinary general shareholders meeting to be considered duly convened on first call, at least fifty percent of the shares with voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by a majority of the votes present. In the case of second call, ordinary general shareholders meetings may be validly held regardless of the number of shares with voting rights present at the meeting and their resolutions will be valid when adopted by a majority of the votes of the shares present which are effectively voted, without considering those shares whose owners abstain from voting.

Notwithstanding the foregoing, in order for an ordinary general shareholders meeting to be empowered to resolve upon any proposal to increase the variable part of the corporate capital, except if the increase is to be carried out as a result of the capitalization of stock premiums or other prior contributions of the shareholders, and capitalization of withheld profits or of valuation or revaluation reserves in which case the provisions of the above paragraph will apply, in all cases the attendance of shareholders who represent at least seventy percent of the shares with voting rights into which the corporate capital is divided will be required and its resolutions will be valid only when they are adopted by the favorable vote of shares which represent at least seventy percent of the shares with voting rights into which the corporate capital is divided, whether the meeting is held on first, second or later call.

**ARTICLE TWENTY SEVEN.** In order for an extraordinary general shareholders meeting to be considered duly constituted on first call, at least seventy five percent of the shares with voting rights into which the corporate capital is divided must be represented and its resolutions will be valid when adopted by the favorable vote of shares representing at least seventy percent of the shares with voting rights into which the corporate capital is divided. In case of second or later call, extraordinary shareholders meetings may be validly held if at least seventy percent of the shares with voting rights into which the corporate capital is divided is represented and their resolutions will be valid if adopted by the favorable vote of shares representing at least seventy percent of the shares with voting rights into which the corporate capital is divided.

Notwithstanding the above, any proposal to the extraordinary shareholders meeting whose purpose is to cancel the registration of the Company's securities with the National Registry of Securities, whether or not the meeting is held on the first, second or subsequent call shall be approved in all cases by ninety-five percent of the outstanding shares of the Company, whatever the corresponding Series.

Furthermore, any proposal to modify or add to the provisions of Articles Seven, Twenty-Six, Twenty-Seven, Twenty-Nine, Thirty-Three, Thirty-Six, Thirty-Eight and Forty-Five of these by-laws must be accepted and approved in advance by both a special shareholders meeting of holders of the Series "A" shares and a special shareholders meeting of holders of the Series "B" shares.

Special shareholders meetings will be subject to the same rules provided in the first paragraph of this Article, but referring to the series of shares in question.

**ARTICLE TWENTY EIGHT.** The approval of the general extraordinary shareholders meeting shall be required for the Company to be authorized to resolve on any proposal: (i) of merger or spin-off of the company, (ii) of transfer or acquisition by the Company of any assets, goods or shares that they may have as an immediate result of a variation of more than ten percent of the profits or the base of assets of the Company and (iii) of the sale or disposal, under any legal title of shares held by the Company, representing the corporate capital of any other company, provided the value of the total participation of the Company in shares representing the corporate capital of the company involved exceeds fifty percent of the value of the net worth of the Company, according to its last financial position statement. The favorable vote of shares with voting rights representing at least 70% (seventy percent) of the total shares with voting rights shall be required in order for the ordinary shareholders meeting to be able to validly adopt resolutions on the matters referred to in this Article Twenty-Eight, whether the meeting is held on the first, second or any subsequent call.

## CHAPTER V
## MANAGEMENT OF THE COMPANY

**ARTICLE TWENTY NINE.** The management of the Company will be entrusted to a Board of Directors and a General Director. The Board of Directors will be made up of nineteen proprietary members and up to nineteen alternate members.

The proprietary and alternate members of the Board of Directors will be appointed by means of separate voting by series of shares, subject to provisions contained in paragraph c) of this Article, in accordance with the following rules:

a) Owners of Series "A" shares will appoint, voting separately and by majority vote, ten proprietary members and up to an equal number of alternates that will comprise the Board, in the understanding that at least three of those proprietary and alternate members, if any, shall be independent pursuant to the applicable regulations. The proprietary members appointed by the owners of Series "A" shares may only be replaced in their temporary or permanent absences by their respective alternates, in the understanding that the independent members of the Board may only be replaced by their respective independent alternates.

b) For their part, the owners of Series "B" shares will appoint, voting separately and by majority vote, nine proprietary members and up to an equal number of alternates that will comprise the Board, in the understanding that at least two of those proprietary and alternate members, if any, shall be independent pursuant to the applicable regulations. The proprietary members appointed by the owners of Series "B" shares may only be replaced in their temporary or permanent absences by their respective alternates, in the

understanding that the independent members of the Board may only be replaced by their respective independent alternates.

c) In any case the owners of shares which represent at least ten percent of the corporate capital, totally represented by shares of the same series of shares of the corporate capital with voting rights, will have the right to appoint a proprietary member and his/her respective alternate, who may only replace the proprietary member in question; it being understood that the members of the Board that may be appointed by the minorities representing the share percentage referred to above, will in all cases decrease the number of proprietary and alternate members to be appointed by the majorities of shareholders of the same series by means of voting by series as indicated in paragraphs a) and b) above, in the following manner: if a minority group which represents ten percent of the corporate capital represented by Series "A" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total number of proprietary and alternate members to be appointed by the majority of owners of Series "A" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. In the same manner, if a minority group that represents ten percent of the corporate capital represented by Series "B" shares appoints a proprietary member and, if applicable, his/her alternate, the proprietary member and alternate appointed by the minority will be subtracted automatically from the total number of Board members to be appointed by the majority of the owners of shares of Series "B" shares voting separately and so successively if the minorities appoint more than one proprietary member and respective alternate. The minorities which have so exercised their voting rights to appoint Board members pursuant to the terms of this paragraph c), will not have the right to vote their shares again to appoint the members that are to be appointed by the majorities voting by series, as established in paragraphs a) and b) above. For such purposes, prior to the appointment by series of the members of the Board pursuant to the terms of paragraphs a) and b) above, whoever presides over the meeting must require the minorities, if they so wish, to exercise at such time the right conferred on them in this paragraph c), in order to determine prior to the vote by series the total number of members of the Board that may be appointed by each series pursuant to the terms of this Article Twenty Nine, as well as to identify the shares which will not be counted in the voting by series since they were voted in the exercise of the minority right set forth in this paragraph c).

d) In the event that either the Series "A" or Series "B" shareholders designate a number of Independent Board Members that exceeds the minimum to which they are obligated pursuant to sections a) and b) of this article, the shareholders of the other Series shall be entitled to designate a lesser number of Independent Board Members equal to the mentioned excess number, such that the Board of Directors of the Company shall be made up of no less than five Independent Board Members and up to an equal number of respective independent alternates.

**ARTICLE THIRTY.** The members of the Board of Directors may or may not be shareholders and will continue to carry out their functions, even when the term for which they were appointed has ended or in the case of resignation, for a term of up to 30 calendar days in the event the substitute is not appointed or does not assume possession of the post, without being subject to article 154 of the General Law of Mercantile Corporations. The Board members may be reelected or their appointment may be revoked at any time by the owners of shares of the series of shares that appointed them pursuant to the terms of Article Twenty Nine above, and they will receive the remuneration determined by the ordinary shareholders meeting.

Only those meeting the requirements referred to in Article 26 of the Securities Market Law may act as Independent Board Members. Any Independent Board Members who cease to be independent

during their office shall inform the Board of Directors of this situation no later than the next board meeting.

**ARTICLE THIRTY ONE.** In the absence of an express appointment by the ordinary shareholders meeting, the Board of Directors, in its first meeting immediately following the meeting that appointed its members, must name a Chairman from among its proprietary members appointed by the Series "A" shares and, if it is considered appropriate, one or more Vice Chairmen who may be from among the proprietary members appointed by Series "A" or by Series "B" shares, indistinctly. The Board of Directors must also appoint a Secretary and an Assistant Secretary, who shall not be members of the Board of Directors. The temporary or permanent absences of the proprietary members of the Board of Directors will be covered by the alternates pursuant to the terms of Article Twenty Nine of these by-laws.

The Chairman will preside over the shareholders meetings and the Board of Directors and Executive Committee meetings. In his/her absence, they will be presided over by one of the Vice Chairmen and, in the absence of all of them, by one of the members of the Board appointed by majority vote. In case of absence of all the members of the Board at a shareholders meeting, the latter will be presided over by the person appointed by the meeting by majority vote. The person presiding over the meetings will appoint one or more tellers to count the shares represented. The General Director will be responsible for executing the resolutions of the shareholders meetings and the Board and Executive Committee meetings without need of any special resolution. The shareholders meeting and the Board of Directors and Executive Committee meetings, within their respective competencies, may instruct third parties to execute the resolutions in the terms instructed in each case by the corporate body in question. The Audit Committee and Corporate Practices Committee within their respective competencies shall ensure that such resolutions have been executed in the terms instructed by the corresponding corporate body.

That person who occupies the position of Secretary on the Board of Directors will act as Secretary at shareholders meetings and, in his/her absence, the Assistant Secretary will occupy such position. In the absence of both, the person appointed by majority vote will act as Secretary. This provision will be applied on the same terms in the case of Executive Committee meetings and the meetings of the Audit Committee and Corporate Practices Committee, and any other committee that may be created. The external auditor of the Company shall be called to the meetings of the Board of Directors, as an invited guest with voice but no vote, having to abstain from being present with respect to those matters on the agenda in which he/she has a conflict of interest or that could compromise his/her independence.

Copies of or extracts from the minutes of the meetings of the Board of Directors, Executive Committee, Audit Committee, Corporate Practices Committee and any other committee that may be created, and shareholders meetings, as well as of the entries contained in the corporate books and records and, in general, of any document from the Company's files, may be authorized and certified by the Secretary or by the Assistant Secretary, who will have the character of Secretary and Assistant Secretary of the Company. The Secretary or, if applicable, the Assistant Secretary will be responsible for preparing and transcribing in the respective books the minutes containing the resolutions of the meetings, of the Board of Directors, of the Audit Committee, of the Corporate Practices Committee and of any other committee that may be created, and of the Executive Committee, and may issue certifications of the same and of the appointments, signatures and powers of the officers and attorneys-in-fact of the Company.

**ARTICLE THIRTY TWO.** The Board of Directors will meet at least once every three months on the dates determined annually by the Board itself at the first session it holds during each corporate fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which was previously programmed in accordance with the schedule of meetings approved by the Board.

In addition, the Board may meet on any other date determined by the Chairman or any of its proprietary members, by means of a call to all its proprietary members or, if applicable, alternates that are required, sent by telegram, fax, messenger or by any other means which assures that the members of the Board receive it at least fifteen natural days in advance. The Board of Directors may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

Except for the matters listed in paragraph 15 of Article Thirty Six of these by-laws, attendance of the majority of members of the Board of Directors will be required for its meetings to be considered legally constituted and its resolutions will be valid when adopted by majority vote of the members present at the meeting. If there is a tie the Board's Chairman will have the deciding vote.

Board meetings will be held at the Company's domicile or at any other place previously resolved by the Board of Directors within the territory of the Mexican Republic, excepting acts of god or force majeure.

Minutes containing the resolutions of the Board of Directors must be authorized by the persons acting as Chairman and Secretary of the corresponding meeting and they will be entered in a minutes book that the Company will maintain for said purposes.

**ARTICLE THIRTY THREE.** The Company may establish, as an intermediate administrative body, an Executive Committee comprised of nine proprietary members and up to nine alternate members.

The proprietary and alternate members of the Executive Committee will be appointed by means of separate voting by series of shares according to the following rules:

a) Owners of Series "A" shares, voting separately and by majority vote, will appoint five of the nine proprietary and alternate members that will comprise the Committee, the latter up to a number equal to the number of proprietary members. The alternate members appointed by the owners of Series "A" shares only may replace the proprietary members of the Committee appointed by said owners of Series "A" shares in their temporary or permanent absences, indistinctly replacing any one of them, unless the owners of Series "A" shares resolve some other form of replacement exclusively with respect to the proprietary and alternate members they have the right to appoint.

b) For their part, the owners of Series "B" shares, voting separately and by majority vote, will appoint four of the nine proprietary and alternate members comprising the Committee, the latter up to a number equal to the proprietary members they have a right to appoint. The alternate members appointed by the owners of Series "B" shares, may only replace the proprietary members of the Committee appointed by said owners in their temporary or definitive absences, indistinctly replacing any of them, unless the owners of said shares resolve some other manner of replacement exclusively with the respect to the proprietary and alternate members they have the right to appoint.

The appointment of members of the Executive Committee shall always be made from the regular or alternate members of the Board of Directors.

The members of the Executive Committee may be reelected or their appointments may be revoked in an ordinary shareholders meeting at any time by the owners of shares of the series of shares that appointed them pursuant to the terms of this Article Thirty Three, and they will receive the remuneration determined by the ordinary shareholders meeting.

The Executive Committee will meet on the dates and with the frequency determined by the Committee itself at the first meeting it holds during each fiscal year, without it being necessary to call its members on each occasion to meetings the holding of which have been previously programmed in accordance with the calendar of meetings approved by the Committee. The

meetings will be held at the Company's domicile or at any other place previously resolved by the Executive Committee within the territory of the Mexican Republic, except for acts of God or force majeure.

In addition, the Executive Committee will meet when so determined by the Chairman or any of its proprietary members, after ten days prior written notice to all the proprietary members of the Committee and to the required alternates. Calls to meetings must be sent by telegram, fax, messenger or any other means that assures that Committee members receive it at least ten calendar days in advance. The Executive Committee may meet at any time, without prior call, if all of its proprietary members or respective alternates are present.

Except for the matters listed in paragraph 15 of Article Thirty Six of these by-laws, attendance by the majority of Executive Committee members will be required for its meetings to be considered to be legally constituted and its resolutions will be valid when adopted by majority of votes present.

The Executive Committee will have all of the powers granted to the Board of Directors pursuant to the terms of these by-laws, except for those reserved by operation of law or by these by-laws exclusively to the Audit Committee, the Corporate Practices Committee or the Board of Directors, the shareholders meeting or some other body of the company. The Executive Committee may not, in turn, delegate the whole of its powers to any one person, but may grant general or special powers at its convenience, to the extent permitted by these by-laws and by law.

The Executive Committee shall inform the Board of Directors annually of the activities it engages in, or when in the judgment of the Committee important facts or events occur in relation to the Company.

Minutes will be taken of each Executive Committee meeting which will be entered into a minutes book. The minutes will include attendance of the Committee members and resolutions adopted and must be signed by those who acted as Chairman and Secretary.

**ARTICLE THIRTY FOUR.** In accordance with the provisions of the last paragraph of Article 143 of the General Law of Mercantile Corporations, the Board of Directors may validly adopt resolutions without need of its members meeting personally in a formal session. Similarly, the Audit Committee, the Corporate Practices Committee and the Executive Committee or any other committee that may be created by the company may validly adopt resolutions without need of its members meeting personally in a formal session. Resolutions that are adopted outside of a meeting must be approved, in all cases, unanimously and in writing by the favorable vote of all of the proprietary members of the body in question.

**ARTICLE THIRTY FIVE.** The daily management and operation of the corporate business will be entrusted to a General Director appointed by the Board of Directors, who will have the powers conferred by the Board itself and the other powers and obligations set forth in the applicable laws. The General Director, in his/her capacity as principal executive officer of the Company, will be empowered to appoint the other executive officers of the Company who have not been appointed by the Board of Directors.

**ARTICLE THIRTY SIX.** The Board of Directors will have the following powers and obligations:

1. General power for lawsuits and collections with all of the general and special powers that require a special clause in accordance with law, without any limitation, in accordance with the provisions of the first paragraph of Article 2554 of the Civil Code for the Federal District and of the corresponding provisions of the Civil Codes of all the States of the Republic. The Board of Directors will therefore be empowered, enunciatively without limitation, to: withdraw from lawsuits, including "amparo" proceedings; make settlements, submit to

arbitration; state and respond to interrogatories or depositions; assign assets; challenge judges; receive payments and execute all the acts determined by law, including representing the Company before judicial and administrative authorities, penal, civil or otherwise, with the power to file criminal accusations and complaints, grant pardons, constitute itself as the offended party or assistant of the Public Ministry for criminal proceedings and before labor authorities and tribunals.

2. General power for acts of administration in accordance with the provisions of the second paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

3. General power of acts of ownership, without any limitation, pursuant to the terms of the third paragraph of Article 2554 of the Civil Code for the Federal District and the corresponding articles of the Civil Codes of all the States of the Republic.

4. To issue, draw, subscribe, guarantee and in any other manner negotiate all types of negotiable instruments, pursuant to the terms of Article 9 of the General Law of Negotiable Instrument and Credit Transactions;

5. To open and close bank accounts, as well as to make deposits and draw on them;

6. Power to appoint and dismiss, based on consultation with the Committee reviewing Corporate Practices, the General Director and the other officers, representatives, agents and employees of the Company, as well as to determine their powers, duties, working conditions and remuneration, in accordance with the policies for the appointment and entire retribution of the other relevant managers referred to in paragraph d) of section III of article 28 of the Securities Market Law;

7. Power to acquire and alienate shares and partnership interests of other companies, subject to the additional requirements set forth in Article Twenty Eight of these by-laws.

8. To call ordinary, extraordinary, or special shareholders meetings, in all of the cases contemplated in these by-laws or in the Securities Market Law or in the General Law of Mercantile Companies, or when it deems it appropriate, as well as to fix the date and time at which such meetings should be held and to implement its resolutions when so instructed by the meeting.

9. To establish internal labor regulations.

10. To establish branches, agencies or any other establishment anywhere in the Mexican Republic or abroad.

11. To grant and revoke general and special powers of attorney, if applicable granting powers of substitution of the same, except for those powers the exercise of which corresponds exclusively to the Board of Directors pursuant to a provision of the law or of these by-laws, always reserving the exercise of its powers.

12. To carry out all acts authorized by these by-laws or which may be a consequence of the same.

13. The Board of Directors may authorize acquisitions on the stock exchange of shares representing the corporate capital of the Company itself in accordance with the applicable legal provisions.

14. To establish the special committees it considers necessary for the development of the Company's operations, fixing the powers and duties of such committees; it being understood that such committees will not have powers that correspond exclusively to the shareholders meeting, to the Board of Directors, to the Audit Committee, to the Corporate Practices Committee or to the Executive Committee pursuant to the law or these by-laws. The Board of Directors will form an Audit Committee and a Corporate Practices Committee which will have the powers and obligations established in these by-laws and the Securities Market Law and other applicable legal provisions; in the understanding that the Board of Directors may resolve that such functions will be carried out by just one body which in such case shall be called the Audit and Corporate Practices Committee. The appointment of members of the Audit Committee and Corporate Practices Committee shall always be made from the regular or alternate members of the Board of Directors of the company.

15. The following matters must be approved by the Board of Directors of the Company or, if applicable, by the Executive Committee, it being understood that in order to adopt any resolution regarding the same, in all cases the favorable vote will be required of both the majority of the members of the Board or the Committee appointed by the owners of Series "A" shares, and the majority of the members of the Board or the Committee appointed by the owners of Series "B" shares, as the case may be; it being understood that if the matters indicated below are submitted to the consideration of the ordinary general shareholders meeting, in all cases it will be required that the respective resolutions be approved with the favorable vote of at least seventy percent of the total of the shares with voting rights into which the corporate capital is divided, whether the meeting is held on first, second or later call:

    a) The annual budget of capital investments and items of the income statement, in reasonably detailed form, which will be submitted in the fourth quarter of each year and will be subject to quarterly revisions, in order to adjust it to reflect changes in the Mexican economy and other market variables;

    b) Five-year plans concerning business strategies, projections of income statement, general balance sheet and cash-flow statement, which will be submitted once a year.

    c) Monthly or bi-monthly presentation, depending on the frequency of the meetings of the Board or the Executive Committee, of monthly reports with respect to the same month of the preceding year, regarding operating results, sales and financial results with respect to the budget, with updated estimates for the remaining period of the current fiscal year.

    d) The financial statements to be submitted to the shareholders meeting, as well as any proposal for amendment of the Company's dividend payment policy.

    e) It will be the exclusive and non-delegable power of the Board of Directors to determine the sense in which votes corresponding to the shares owned by the Company must be cast at shareholders meetings of the companies in which the Company directly owns the majority of the respective shares, it being understood that the following provisions will also apply if the shares of which the Company is the owner are to be voted with respect to resolutions concerning the appointment of members who are to comprise the Board of Directors, the Executive Committee and Statutory Auditors of those companies in which the Company is directly the owner of the majority of the shares (hereinafter for purposes of this section calling such companies "Direct Subsidiaries"):

        (i) The Company must vote the shares it owns in its Direct Subsidiaries in the sense of appointing a total of nineteen proprietary members and up to

nineteen alternate members on each Board of Directors of each one of the Direct Subsidiaries, and a total of nine proprietary members up to nine alternate members on each Executive Committee of each one of its Direct Subsidiaries.

(ii) The members of the Board of Directors appointed by owners of Series "A" shares will resolve, voting separately and by majority vote, the sense in which the shares owned by the Company in its Direct Subsidiaries must be voted for the appointment of ten of the nineteen proprietary members and up to an equal number of respective alternates, and for the appointment of five of the nine proprietary members and up to an equal number of the respective alternates, who will comprise the Board of Directors and the Executive Committee of the Direct Subsidiaries, respectively. In all cases, the members of the Board of Directors of this Company appointed by owners of Series "A" shares, by majority vote, will have the right for the shares of the Direct Subsidiaries to be voted in the sense of appointing a Statutory Auditor and its alternate appointed by them.

(iii) For their part, the members of the Board of Directors appointed by the owners of Series "B" shares will resolve, voting separately and by majority vote, the sense in which the shares of the corporate capital of the Direct Subsidiaries must be voted for the appointment of nine of the nineteen proprietary members and up to an equal number of respective alternates, and for the appointment of four of the nine proprietary members and up to an equal number of respective alternates, who will comprise the Board of Directors and the Executive Committee of each one of the Direct Subsidiaries of the Company, respectively. In all cases the members of the Board of Directors of the Company appointed by the owners of the Series "B" shares, by majority vote, will have the right to have the shares of the Direct Subsidiaries voted in the sense of appointing a Statutory Auditor and his/her alternate appointed by them.

f) Capital investments or lease commitments in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency, which have not been included in the previously approved annual budget;

g) The initiation of any new line of business.

h) To borrow money, guarantee obligations or constitute encumbrances or mortgages for an amount in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

i) Entering into any multi-year agreement in excess of a total of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

j) Sales of assets with a value in excess of fifteen million dollars, legal currency of the United States of America, or the equivalent in Pesos, national currency.

k) Deviations of more than five percent from the previously approved annual budget, which involves decisions of the executive officers.

l) Any new license agreement or trademark or technology sale agreement, or any amendment to the same, it being understood that the previously executed license agreements may be renewed automatically.

m) The.closing of any production plant of importance.

n) The approval of the price policies and other policies regarding transactions with companies in which the Company's shareholders have a share participation, which does not derive from their share participation in the Company, in order to assure that such transactions are carried out on competitive market terms.

ñ) To appoint and remove the external auditors of the Company.

o) To resolve on any of the matters indicated in paragraph 7 of this Article Thirty Six of these by-laws.

16. To carry out all the functions granted to the Board pursuant to the applicable laws and regulations.

The members of the Board of Directors, the General Director, other relevant directors and, if applicable, the Secretary and Assistant Secretary thereof, are subject to the civil liability regime of the Securities Market Law.

The Company will indemnify and hold harmless the members of the Board of Directors, the General Director, other relevant directors, and, as applicable, the Secretary and Assistant Secretary thereof, from any liability they may incur in the legal exercise of their post and shall absorb and pay, as the case may be, any damages and losses that may be caused to the Company or the entities that it controls or in which it has a significant influence, that result from the acts they carry out, except in the case of fraudulent acts, bad faith or illegal acts.
The Company may contract on behalf of the members of the Board of Directors, the General Director, other relevant directors and, as applicable, the Secretary and Assistant Secretary thereof, insurance, bonds or guarantees that cover the amount of the indemnification for the damages and losses caused by their performance to the Company or the entities it controls or in which it has a significant influence, except in the case of fraud, bad faith or illegal acts.

## CHAPTER VI
## CANCELLATION OF THE REGISTRATION OF SHARES IN THE NATIONAL REGISTRY OF SECURITIES

**ARTICLE THIRTY SEVEN.** In the event of cancellation of the registration of the shares of the capital stock of the Company in the Securities Section of the National Securities Registry, the shareholders holding the majority of the common shares or having the possibility, by any means, of imposing decisions on the general shareholders meeting or of appointing the majority of the members of the Board of Directors of the Company shall make a public purchase offer prior to the cancellation. Such shareholders shall convey in trust for a minimum period of six months the funds necessary to purchase at the same price as the offer the shares of the investors that did not take part in such offer, in the event that once the public purchase offer is made and prior to the cancellation of the mentioned registration, they are not able to acquire all the capital stock paid. The public purchase offer shall be made at least at the greater price between the quoted value on the stock market in accordance with what is indicated below or the book value of the stock according to the last quarterly report presented to the National Banking and Securities Commission and to the stock market prior to the initiation of the offer, except when such value has been modified according to criteria applicable to the determination of relevant information, in which case the most recent financial information held by the issuer shall be considered. The value quoted on the stock market will be the average weighted price by volume of the operations that have been carried out during the last thirty days in which the shares of capital stock of the Company have been sold, prior to the date of the offer, during a period that may not exceed six months. In the event that the number of days in which the shares have been sold during the period indicated is less than thirty, the days

they were actually sold shall be taken into account. In the event the shares are not sold in such period, the book value of the shares shall be taken into account. In the event that the offer includes more that one shareholding series, the average to which the above paragraph refers shall be calculated for each of the series that will be cancelled, taking as the stock market quotation value for the public offer of all the series, the greatest average. The Board of Directors of the Company, within the five business days prior to the day of initiation of the offer, shall make its opinion known with respect to the justification of the price of the public purchase offer, in which it will take into account the interests of the minority shareholders in order to comply with article sixteen, second paragraph, of the Securities Market Law and the opinion of the Audit Committee, which if it is contrary must be revealed. In the event that the Board of Directors is faced with situations that could generate a conflict of interest, the opinion of the Board shall be accompanied by another issued by an independent expert that meets the requirements established in the general provisions issued by the National Banking and Securities Commission, selected by the Audit Committee in which special emphasis is made on the safeguarding of the rights of the minority shareholders. The shareholders to which these provisions refer will not be obligated to carry out the mentioned public offer for the cancellation of the registration, if the consent of the shareholders representing at least ninety-five percent of the capital stock of the Company is shown by means of a meeting resolution and the amount to offer for the shares quoted to the public investor is less than three hundred thousand investment units. This is in the understanding that in order to request and obtain the cancellation, the issuer must create the trust referred to previously and give notice of the cancellation and creation of the trust through the Electronic System of Sending and Disseminating Information. The above will be applicable to the participation certificates, as well as to the certificates representing two or more shares of one or more shareholding series of the Company. The shareholders obligated to make the public offer may request the National Banking and Securities Commission, considering the financial situation and perspectives of the company, to allow it to use a different base for the determination of the price referred to above, provided that they present the resolution of the Board of Directors, based on the favorable opinion of the Audit Committee, containing the reasons for which it is considered justified to establish a different price, accompanied by a report of an independent expert that makes a special emphasis on the fact that the price is consistent with article sixteen of the Securities Market Law.

## CHAPTER VII
## OVERSIGHT OF THE COMPANY

**ARTICLE THIRTY EIGHT.** The oversight of the Company will be entrusted to the Board of Directors through the Audit Committee and the Corporate Practices Committee, as well as to the entity carrying out the external audit of the Company. The Chairman of each of the committees will be appointed and/or removed from his/her position only by the general shareholders meeting and he/she may not preside over the Board of Directors of the Company. The committees will be formed by independent board members.

## CHAPTER VIII
## FISCAL YEAR AND FINANCIAL INFORMATION

**ARTICLE THIRTY NINE.** The fiscal years of the Company will run from January 1 to December 31 of each year. In the event that the Company enters into liquidation or is merged as the merged company, its fiscal year will terminate in advance on the date it enters into liquidation or merges and it will be considered in the first case that there will be one fiscal year during all the time during which the Company is in liquidation.

**ARTICLE FORTY.** Within the three months following the close of each fiscal year, the Board of Directors will prepare at least the following information:

a) A report on the progress of the Company and its subsidiaries during the fiscal year, as well as on the policies followed by the Board itself and, if applicable, on the principal existing projects;

b) A report stating and explaining the principal accounting and information policies and standards followed in the preparation of the financial information of the Company and its subsidiaries;

c) A statement showing the financial situation of the Company and its subsidiaries on the fiscal year closing date;

d) A statement showing the results of the Company and its subsidiaries during the period, duly explained and classified;

e) A statement showing the changes in the financial situation of the Company and its subsidiaries during the fiscal year.

f) A statement showing the changes in the items comprising the corporate patrimony of the Company and its subsidiaries, during the fiscal year; and

g) The notes that may be necessary to complete and clarify the information supplied by the above statements.

The report indicated in this Article and the other information and documents referred to in the applicable legal provisions, must be available to the shareholders at least fifteen days prior to the date of the meeting that is to consider them, who will have the right to be delivered a free copy.

## CHAPTER IX
## PROFITS AND LOSSES

**ARTICLE FORTY-ONE.** Out of the net earnings of each fiscal year, as shown in the Financial Statements duly approved by the ordinary shareholders meeting, once the necessary amounts are deducted for: (i) making payments or provisions to pay the corresponding taxes; (ii) the separations that result from legal requirements; and (iii) if applicable, amortization of losses of prior fiscal years, the following applications will be made in the order indicated:

1. Five percent of the net profits will be separated to constitute, increase or if applicable reconstitute the legal reserve fund, until said fund is equal to twenty percent of the paid-in corporate capital.

2. The amount resolved by the meeting will be used to pay to all of the shareholders, equally, the cash dividends declared.

3. The amounts resolved by the meeting will be separated to create or increase general or special reserves, including the reserve for repurchase of its own shares.

4. The surplus, if any, will remain at the disposition of the meeting, or of the Board of Directors, if the meeting itself so authorizes. The meeting or, if applicable, the Board may apply the surplus as it deems appropriate for the interests of the Company and its shareholders.

**ARTICLE FORTY-TWO.** Losses, if any, will be borne by all the shareholders in proportion to the number of their shares, up to the corporate assets represented by them.

## CHAPTER X
## DISSOLUTION AND LIQUIDATION

**ARTICLE FORTY-THREE.** The Company will be dissolved in any of the cases contemplated in Article 229 of the General Law of Mercantile Corporations, by resolution of the extraordinary general shareholders meeting.

**ARTICLE FORTY-FOUR.** Once the Company is dissolved it will be put into liquidation. The extraordinary shareholders meeting will appoint one or more principal liquidators and their alternates, if so desired, who will have the powers that the law and the shareholders meeting that appoints them determine.

**ARTICLE FORTY-FIVE.** The liquidator or liquidators will carry out the liquidation in accordance with the basis, if any, determined by the meeting in accordance with the following basis and with the provisions of Chapter XI of the General Law of Mercantile Corporations:

a) They will conclude the business in the manner they deem most appropriate;

b) They will cover the credits and pay the debts alienating the assets of the Company that may be necessary for such purpose;

c) They will prepare the Final Liquidation Balance Sheet; and

d) Once the Final Liquidation Balance Sheet is approved, the distributable liquid assets will be distributed among all of the shareholders equally in proportion to the number of shares and to their exhibited amount of which each one of them is the owner.

**ARTICLE FORTY-SIX.** During the liquidation the meeting will be held as contemplated in these by-laws and the liquidators will carry out functions equivalent to those that would have corresponded to the Board of Directors during the normal life of the Company.

*TRANSLATION FOR INFORMATION PURPOSES ONLY*

# Grupo Modelo, S.A.B. DE C.V.

## Grupo Modelo creates a stock purchase plan for senior executives.

**Mexico City, September 3, 2007**. Grupo Modelo, S.A.B. de C.V. (GMODELO) a leader in the production, distribution and sale of beer in Mexico, announced that today, by Extraordinary and Ordinary Shareholders' Meeting of the Company, it was approved to create a stock purchase plan for the Group's senior executives, in accordance with section I of article 367 of the Stock Market Law. This plan will be part of the comprehensive compensation package for senior executives of GMODELO, with the principal goal of creating a long-term incentive to generate favorable results in line with the shareholders' expectations, by allowing management to take an equity stake, as long as expected results under the plan are achieved. In addition, it will contribute to retain key talent and will promote belonging and continuance commitments on senior executives of the company. The cost of the plan is not considered to have a significant impact on future results of the organization, and its progress will be continuously monitored by the respective bodies and areas of the company.

In addition to the above, and with the aim of strengthening best market and corporate governance practices, at the aforementioned shareholders' meeting, it was resolved to incorporate into the Company's bylaws a new statute, which provides a prohibition for Series "A" holders to be involved in any type of business that could compete with the production, distribution or sale of beer, in order to limit, to the greatest possible extent, any conflict of interest, for the benefit of the organization and its shareholders . This prohibition does not apply to holders of Series "C" shares, which are traded on the stock exchange, as it is unnecessary given they have no voting rights.

***Grupo Modelo, founded in 1925, is the leader in Mexico in the production, distribution and marketing of beer, with 63.2% of the total (domestic and export) market share, as of December 31, 2006. It has seven brewing plants in the country, with a total annual installed capacity of 60 million hectoliters. Currently, it brews and distributes 12 brands, including Corona Extra, the number one Mexican beer sold in the world, Modelo Especial, Victoria, Pacífico and Negra Modelo. It exports five brands and is present in more than 150 countries. It is the importer of Anheuser-Busch's products in Mexico, including Budweiser, Bud Light and O'Doul's. It also imports the Chinese Tsingtao brand and the Danish beer Carlsberg. Through a strategic alliance with Nestlé Waters, it produces and distributes in Mexico bottled water brands Santa María and Nestlé Pureza Vital, among others. Grupo Modelo trades in the Mexican Stock Exchange since 1994 with the ticker symbol GMODELOC. It also quotes as an ADR under the ticker GPMCY in the OTC markets and in Latibex in Spain as XGMD.***

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***Contact:***

***Investor Relations***
Eduardo Zamarripa (5255) 2266-0000 x.4708 Fax:(5255) 2266-0000 x.4926
ir@gmodelo.com.mx

***Media***
Alvaro Zarza (5255) 2266-0000 x.4896
comunica@gmodelo.com.mx

www.gmodelo.com

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